Exhibit 99

August 09, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of 30th Annual General Meeting (AGM)- Proceedings, Combined e-voting results & Scrutinizer’s Report

We wish to inform you that the 30th Annual General Meeting (AGM) of the Bank was held on August 9, 2024 at 2:30 p.m. (IST) through two-way video conferencing (VC) means.

Please find enclosed herewith the following:

1.	Summary of proceedings of the 30th AGM;
2.	Combined e-voting results in the prescribed format; and
3.	Report on combined e-voting results dated August 9, 2024 issued by the Scrutinizer i.e. Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practising Company Secretaries

You are requested to kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head - Group Oversight

Annexure A

Proceedings of the 30th Annual General Meeting (“AGM”) of the Bank

The 30th AGM of the Bank was held on Friday, August 9, 2024 at 02:30 p.m. (IST) through two-way video conferencing (VC) in compliance with the applicable laws including circulars issued by Ministry of Corporate Affairs, Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 from time to time and applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

Mr. Atanu Chakraborty, Part-time Chairman of the Board of the Bank, chaired the meeting.

All the Directors were present at the AGM including Mr. M. D. Ranganath, Chairman of the Audit Committee, Mr. Keki Mistry, Chairman of the Stakeholders’ Relationship Committee and Mr. Harsh Kumar Bhanwala, who chairs the Nomination and Remuneration Committee meetings. The representatives of the joint Statutory Auditors, Secretarial Auditors and legal counsel of the Bank, were also present at the meeting.

At the outset, Mr. Ajay Agarwal, the Company Secretary of the Bank welcomed the shareholders to the AGM. He confirmed that the requisite quorum was present.

The Company Secretary thereafter informed that the requisite registers and documents were available for inspection by the Members till the conclusion of the meeting.

The Company Secretary further informed the shareholders that the joint Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and pursuant to the applicable provisions of the Companies Act, 2013 and the Secretarial Standards, he stated that with the permission of the shareholders the Audit Reports and the Notice of the AGM would be taken as read.

Thereafter, the Chairman addressed the shareholders of the Bank with a brief speech wherein he apprised them, inter alia, about the domestic as well as global economic environment, the Bank’s performance, technological transformation and governance and risk architecture.

The following businesses as set out in the Notice of 30th AGM were proposed for consideration:

Item No.	Particulars of the Resolution	Type of Resolution
Ordinary Business:
1	To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2024 along with the Reports of the Board of Directors and Auditors thereon.	Ordinary
2	To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2024 along with the Report of Auditors thereon.	Ordinary
3	To consider declaration of dividend on Equity Shares.	Ordinary
4	To appoint a Director in place of Mr. Bhavesh Zaveri (DIN: 01550468), who retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
5	To appoint a director in place of Mr. Keki Mistry (DIN: 00008886), who retires by rotation and, being eligible, offers himself for re-appointment.	Ordinary
6	To appoint M/s. Batliboi & Purohit, Chartered Accountants as Joint Statutory Auditors and to fix the overall remuneration of the Joint Statutory Auditors.	Ordinary
Special Business:
7	To Issue Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private placement mode.	Special
8	To grant equity stock options under Employees Stock Option Master Scheme - 2024.	Special

The Chairman thereafter invited the shareholders to put forth their observations and seek clarifications, if any, relating to the annual financial statements, the Integrated Annual Report for FY 2023-24 and matters related thereto.

Some of the shareholders attending the meeting through VC, expressed their views / sought clarifications on various aspects such as customer service, overseas branches, dividend payout ratio, technological advancements, cyber security, synergies arising out of the merger with e-HDFC Limited, key financial ratios, Initial Public Offering (IPO) of HDB Financial Services Limited and reservation for shareholders of the Bank therein, etc. After all the queries were raised, the Chairman as well as the Managing Director & Chief Executive Officer, gave detailed responses to the said queries.

The Chairman reiterated that the e-voting facility was also available for thirty (30) minutes after the conclusion of the AGM, to those shareholders who had not already voted by means of remote e-voting. He further stated that Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practising Company Secretaries, had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner.

The Chairman then stated that the results of the remote e-voting and e-voting at the 30th AGM, together with the Scrutinizer’s report, will be disclosed to the stock exchanges and displayed on the website of the Bank within two (2) working days from the conclusion of the AGM.

The Chairman thanked the shareholders for joining the 30th AGM of the Bank and concluded the meeting at 06.45 p.m. (IST).

Based on the Scrutinizer’s Report dated August 9, 2024 issued by Ms. Manisha Maheshwari, Partner of M/s. Bhandari & Associates, Practising Company Secretaries, all the aforementioned businesses were passed by shareholders with requisite majority.

CIN: L65920MH1994PLC080618 Email: shareholder.grievances@hdfcbank.com Website: www.hdfcbank.com	HDFC Bank Limited, HDFC House, H.T. Parekh Marg, 165-66, Backbay Reclamation Churchgate, Mumbai- 400020 Tel.: 022-66316000

HDFC BANK LIMITED - VOTING RESULTS OF THE THIRTIETH ANNUAL GENERAL MEETING

Date of declaration of result of Annual General Meeting	August 09, 2024
Total number of shareholders on cut off date (August 02, 2024)	3746518
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	Not Applicable
Public:
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	-
Public:	263

Resolution required: (Ordinary/Special)	Ordinary (01) : To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended
March 31, 2024 along with the Reports of the Board of Directors and
			Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4867827687	89.490	4859077617	8750070	99.820	0.180
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4867827687	89.490	4859077617	8750070	99.820	0.180
Public - Non Institutions	E-Voting		80968862	3.718	80738976	229886	99.716	0.284
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80968862	3.718	80738976	229886	99.716	0.284
Total		7617493354	4948796549	64.966	4939816593	8979956	99.819	0.181

Resolution required: (Ordinary/Special)			Ordinary (02) : To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2024 along with the Report of Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4867827687	89.490	4862163674	5664013	99.884	0.116
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4867827687	89.490	4862163674	5664013	99.884	0.116
Public - Non Institutions	E-Voting		80953588	3.717	80723580	230008	99.716	0.284
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80953588	3.717	80723580	230008	99.716	0.284
Total		7617493354	4948781275	64.966	4942887254	5894021	99.881	0.119

Resolution required: (Ordinary/Special)			Ordinary (03) : To consider declaration of dividend on Equity Shares
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4958035549	91.148	4958035549	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4958035549	91.148	4958035549	0	100.000	0.000
Public - Non Institutions	E-Voting		80958312	3.717	80734585	223727	99.724	0.276
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80958312	3.717	80734585	223727	99.724	0.276
Total		7617493354	5038993861	66.150	5038770134	223727	99.996	0.004

Resolution required: (Ordinary/Special)			Ordinary (04) : To appoint a director in place of Mr. Bhavesh Zaveri (DIN: 01550468), who retires by rotation and being eligible, offers himself for re-appointment
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4956935169	91.128	4726137054	230798115	95.344	4.656
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4956935169	91.128	4726137054	230798115	95.344	4.656
Public - Non Institutions	E-Voting		80947640	3.717	80423486	524154	99.352	0.648
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80947640	3.717	80423486	524154	99.352	0.648
Total		7617493354	5037882809	66.136	4806560540	231322269	95.408	4.592

Resolution required: (Ordinary/Special)			Ordinary (05) : To appoint a director in place of Mr. Keki Mistry (DIN: 00008886), who retires by rotation and, being eligible, offers himself for re-appointment
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4956935169	91.128	4678712605	278222564	94.387	5.613
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4956935169	91.128	4678712605	278222564	94.387	5.613
Public - Non Institutions	E-Voting		80943747	3.716	80406311	537436	99.336	0.664
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80943747	3.716	80406311	537436	99.336	0.664
Total		7617493354	5037878916	66.136	4759118916	278760000	94.467	5.533

Resolution required: (Ordinary/Special)			Ordinary (06) : To appoint M/s. Batliboi & Purohit, Chartered Accountants as Joint Statutory Auditors and to fix the overall remuneration of the Joint Statutory Auditors
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4958035549	91.148	4946042328	11993221	99.758	0.242
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4958035549	91.148	4946042328	11993221	99.758	0.242
Public - Non Institutions	E-Voting		80945124	3.717	80592077	353047	99.564	0.436
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80945124	3.717	80592077	353047	99.564	0.436
Total		7617493354	5038980673	66.150	5026634405	12346268	99.755	0.245

Resolution required: (Ordinary/Special)	Special (07) : To Issue Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds through private
			placement mode
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4958194563	91.151	4918041957	40152606	99.190	0.810
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4958194563	91.151	4918041957	40152606	99.190	0.810
Public - Non Institutions	E-Voting		80942692	3.716	80631121	311571	99.615	0.385
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80942692	3.716	80631121	311571	99.615	0.385
Total		7617493354	5039137255	66.152	4998673078	40464177	99.197	0.803

Resolution required: (Ordinary/Special)			Special (08) : To grant equity stock options under Employees Stock Option Master Scheme - 2024
Whether promoter/ promoter group are interested in the agenda/resolution?			No
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	0	0	0.000	0	0	0.000	0.000
Public - Institutions	E-Voting		4952700948	91.050	4688641044	264059904	94.668	5.332
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	5439520886	4952700948	91.050	4688641044	264059904	94.668	5.332
Public - Non Institutions	E-Voting		80959203	3.717	80314277	644926	99.203	0.797
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2177972468	80959203	3.717	80314277	644926	99.203	0.797
Total		7617493354	5033660151	66.080	4768955321	264704830	94.741	5.259

Yours faithfully,

For HDFC Bank Limited

Sd/-
Ajay Agarwal Company Secretary & Head - Group Oversight

Consolidated Scrutinizer’s Report for Remote E-Voting & E-Voting at the Thirtieth

(30th) Annual General Meeting of HDFC Bank Limited

[Pursuant to section 108 of the Companies Act, 2013 and

Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended]

To,

The Chairman

HDFC Bank Limited

CIN: L65920MH1994PLC080618

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (W),

Mumbai - 400 013

Dear Sir,

I, Manisha Maheshwari, Partner of M/s Bhandari & Associates, Company Secretaries, have been appointed as a Scrutinizer by the Board of Directors of HDFC Bank Limited (‘the Bank’), pursuant to Section 108 of the Companies Act, 2013 (‘the Act’) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) for the purpose of scrutinizing the remote e-voting process and e-voting process conducted at the 30th Annual General Meeting (‘AGM’) of the shareholders of the Bank held on Friday, August 09, 2024 at 02:30 P.M. (IST) through Video Conferencing (’VC’) or Other Audio Visual Means (’OAVM’) for the resolutions contained in the notice of the AGM, in a fair and transparent manner.

The management of the Bank is responsible to ensure compliance with the provisions of the Act and the rules made thereunder including Ministry of Corporate Affairs (‘MCA’) General Circular No. 14/2020 dated April 08, 2020, Circular No. 17/2020 dated April 13, 2020 and the subsequent circulars issued in this regard from time to time, the latest being Circular No. 9/2023 dated September 25, 2023 (hereinafter collectively referred to as ‘MCA Circulars’) and the Securities and Exchange Board of India (‘SEBI’) Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and the subsequent circulars issued in this regard from time to time, the latest being Circular No. SEBI/HO/CFD/CFD-PoD2/P/CIR/2023/167 dated October 07 2023, (hereinafter collectively referred to as ‘SEBI Circulars’) and other provisions of the Listing Regulations and the SEBI Master Circular No. SEBI/HO/AFD/AFD-PoD-2/P/CIR/2024/70 for Foreign Portfolio Investors, Designated Depository participants and Eligible Foreign Investors dated May 30, 2024 relating to voting through electronic means by remote e-voting and electronic voting at the AGM by the shareholders on the resolutions proposed in the Notice of 30th AGM of the Bank.

901, Kamla Executive Park, Off. Andheri Kurla Road, J. B. Nagar, Andheri East, Mumbai – 400059.

Tel: +91 22 4221 5300 Email: bhandariandassociates@gmail.com Website: www.bhandariandassociates.com

My responsibility as a scrutinizer for the e-voting process is restricted to prepare the Scrutinizer Report on the votes cast “in favour” or “against” the resolutions based on the reports generated from the e-voting system provided by the National Securities Depository Limited (‘NSDL’), the authorized service provider for extending the facility of electronic voting to the shareholders of the Bank.

Further to the above, I submit my report as under:

(i)

Pursuant to the provisions of Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Listing Regulations, MCA Circulars and SEBI Circulars, the Bank has availed the e-voting facility offered by NSDL for conducting remote e-voting prior to AGM and e-voting at the AGM by the Shareholders who attended the AGM through VC / OAVM and who had not cast their vote through remote e-voting.

(ii)

In terms of MCA Circulars and SEBI Circulars, the Bank had sent the notice of AGM along with Annual Report for the Financial Year 2023-24 in electronic form only to its members whose name(s) appeared in the Register of Members/ list of beneficiaries as on July 12, 2024.

(iii)

The public advertisement with respect to dispatch of notices and conducting of voting through electronic means was published in an English newspaper “Business Standard” and a vernacular newspaper “Navshakti” of wide circulation in their respective editions dated July 19, 2024.

(iv)	The shareholders of the Bank holding shares as on the cut-off date i.e. Friday, August 02, 2024 were entitled to vote on the resolutions as set out in the Notice of the AGM.

(v)

The voting period for remote e-voting commenced on Monday, August 05, 2024 at 10:00 A.M. (IST) and ended on Thursday, August 08, 2024 at 05:00 P.M. (IST) and thereafter, the voting portal was blocked forthwith. The e-voting platform was then kept open for 30 minutes post conclusion of the question and answer session at the AGM.

(vi)

On Friday, August 09, 2024 after the conclusion of the AGM, the report on the e-voting carried at the AGM and remote e-voting process were unblocked by me in the presence of two witnesses Mr. Saurabh Somani and Mr. Mit Shah.

2 | P a g e

(vii)	I have scrutinized and verified the votes cast through e-voting at the AGM and remote e-voting based on the data generated from NSDL e-voting portal.

I now submit my Consolidated Report on the Results of the remote e-voting and e-voting at the AGM in respect of said resolutions as under:

Item No. 1: Ordinary Resolution

Adoption of the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2024 along with the Reports of the Board of Directors and Auditors thereon.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	20	509,009	100
Remote e-voting	9,538	4,939,307,584	99.82
Total	9,558	4,939,816,593	99.82

(ii) Voted against the resolution:
Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0.00
Remote e-voting	108	8,979,956	0.18
Total	108	8,979,956	0.18

(iii) Invalid votes:
Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 2: Ordinary Resolution

Adoption of the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2024 along with the Report of Auditors thereon.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	20	509,009	100
Remote e-voting	9,512	4,942,378,245	99.88
Total	9,532	4,942,887,254	99.88

(ii) Voted against the resolution:
Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0.00
Remote e-voting	113	5,894,021	0.12
Total	113	5,894,021	0.12

(iii) Invalid votes:
Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 3: Ordinary Resolution

Declaration of dividend of Rs. 19.50/- per Equity Share for the Financial Year ended March 31, 2024.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	509,004	100
Remote e-voting	9,531	5,038,261,130	100
Total	9,550	5,038,770,134	100

(ii) Voted against the resolution:
Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	1	5	0.00
Remote e-voting	106	223,722	0.00
Total	107	223,727	0.00

(iii) Invalid votes:
Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 4: Ordinary Resolution

Re-appointment of Mr. Bhavesh Zaveri (DIN: 01550468), who retires by rotation and being eligible, offers himself for re-appointment.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	509,004	100
Remote e-voting	9,087	4,806,051,536	95.41
Total	9,106	4,806,560,540	95.41

(ii) Voted against the resolution:
Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0.00
Remote e-voting	525	231,322,269	4.59
Total	525	231,322,269	4.59

(iii) Invalid votes:
Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 5: Ordinary Resolution

Re-appointment of Mr. Keki Mistry (DIN: 00008886), who retires by rotation and being eligible, offers himself for re-appointment.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	509,004	100
Remote e-voting	8,998	4,758,609,912	94.47
Total	9,017	4,759,118,916	94.47

(ii) Voted against the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0.00
Remote e-voting	617	278,760,000	5.53
Total	617	278,760,000	5.53

(iii) Invalid votes:

Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 6: Ordinary Resolution

Appointment of M/s. Batliboi & Purohit, Chartered Accountants as Joint Statutory Auditor of the Bank for a period of 3 (three) years with effect from FY 2024-25 till and including FY 2026-27 and fix the overall remuneration of the Joint Statutory Auditors.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	509,004	100
Remote e-voting	9,295	5,026,125,401	99.75
Total	9,314	5,026,634,405	99.75

(ii) Voted against the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0.00
Remote e-voting	299	12,346,268	0.25
Total	299	12,346,268	0.25

(iii) Invalid votes:

Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 7: Special Resolution

Issue of Long-Term Bonds (financing of infrastructure and affordable housing), Perpetual Debt Instruments (part of additional Tier I capital) and Tier II capital bonds of an amount in aggregate not exceeding Rs. 60,000/- crore through private placement mode.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	509,004	100
Remote e-voting	9,315	4,998,164,074	99.20
Total	9,334	4,998,673,078	99.20

(ii) Voted against the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	Nil	Nil	0
Remote e-voting	305	40,464,177	0.80
Total	305	40,464,177	0.80

(iii) Invalid votes:

Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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Item No. 8: Special Resolution

Grant of equity stock options under Employees Stock Option Master Scheme – 2024.

(i) Voted in favour of the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	19	521,454	100
Remote e-voting	8,708	4,768,433,867	94.74
Total	8,727	4,768,955,321	94.74

(ii) Voted against the resolution:

Mode of voting	Number of Members voted	Number of votes cast by Members	% of total number of valid votes cast
E-voting at AGM	1	5	0.00
Remote e-voting	919	264,704,825	5.26
Total	920	264,704,830	5.26

(iii) Invalid votes:

Mode of voting	Number of Members voted	Number of votes cast by Members
E-voting at AGM	Nil	Nil
Remote e-voting	1	10,272
Total	1	10,272

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(viii)	All the resolutions mentioned in the AGM notice dated June 20, 2024 as per the details above stand passed with requisite majority on August 09, 2024.

(ix)

The electronic data and all other relevant records relating to the e-voting is under my safe custody and all will be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the minutes of the 30th AGM.

Thanking You,

Yours Faithfully,

For Bhandari & Associates

Company Secretaries

Unique Identification No.: P1981MH043700

Peer Review Certificate No.: 611/2019

Sd/-

Manisha Maheshwari

Partner

ACS No.: 30224; C P No.: 11031

Mumbai | August 09, 2024

ICSI UDIN: A030224F000943510

Sd/-	Sd/-
Witness 1: Saurabh Somani	Witness 2: Mit Shah

Counter signed by:

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head- Group Oversight

FCS:9023

(Under Authority by the Chairman)

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